1238 – 200 Granville Street, Vancouver, BC V6C 1S4
Tel: 604-684-9007, Fax: 604-408-4799

TSX: EMC
NYSE Arca: EMU	energymetalscorp.com

MANAGEMENT DISCUSSION
AND ANALYSIS
Third Quarter, March 31, 2007

The following discussion of the operating results, corporate activities and financial condition of Energy Metals Corporation (hereinafter referred to as Energy Metals, EMC or the Company) and its subsidiaries is for the three months ending March 31, 2007. This information also reviews certain trends and factors that are expected to have an impact in the upcoming year, 2007. This information is presented as of May 11, 2007. The discussion below should be read in conjunction with the unaudited consolidated financial statements of EMC for the three months ending March 31, 2007 and the notes thereto (referred to herein as the “consolidated financial statements”).

The 2006 annual information form is available on the website of SEDAR at www.sedar.com

Energy Metals’ consolidated financial statements and the financial data set out below have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in this report are in Canadian dollars, except where otherwise indicated.

This Management and Discussion Analysis contains statements that are not historical facts and are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more information on these factors, please, read the sections titled “Information Regarding Forward-Looking Statements” and Risk Factors at the end of this report.

1.1           Date of Report:                     May 11, 2007

1.2           Nature of Business and Overall Performance

Energy Metals is a Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals has extensive advanced-stage uranium property holdings in Wyoming, Texas and New Mexico that are amenable to the ISR (in-situ recovery) uranium mining method. Energy Metals is also actively advancing other uranium properties in the states of Colorado, Utah, Nevada, Oregon and Arizona. Energy Metals’ principal assets and its land holdings are listed in the two updated tables below.

MANAGEMENT DISCUSSION AND ANALYSIS	1

ENERGY METALS CORPORATION

SIGNIFICANT URANIUM PROPERTIES
Property	Location	Prior Operator	Classification	Resource
				Grade %	Tonnage	mm lbs
La Palangana	South Texas Uranium Belt	Chevron Resources	NI 43-101 Inferred Resource	0.15	1,906,000	5.7
Aurora	South East Oregon	Placer Amex	NI 43-101 Indicated Resource	0.051	17,690,000	18.3
Moore Ranch	Powder River Basin – WY	Conoco	NI 43-101 Measured Resource	0.10	2,950,000	5.9
Moore Ranch	Powder River Basin – WY	Conoco	NI 43-101 Inferred Resource	0.102	43,600	0.09
Peterson	Powder River Basin – WY	Cogema	NI 43-101 Indicated Resource	0.091	1,005,000	1.8
Red Rim	Sweetwater County, WY	Union Carbide	NI 43-101 Indicated Resource	0.17	336,000	1.1
Red Rim	Sweetwater County, WY	Union Carbide	NI 43-101 Inferred Resource	0.16	472,900	1.5
Jab	Great Divide Basin – WY	Wold Resources	NI 43-101 Measured Resource*	0.071	2,817,000	3.5
Hosta Butte	McKinley County – NM –	NZ Uranium LLC	NI 43-101 Indicated Resource	0.112	5,279,000	11.8
Crownpoint	McKinley County – NM	Conoco	NI 43-101 Indicated Resource	0.099	7,933,000	15.7
Velvet	Lisbon Valley – UT	Union Carbide	NI 43-101 Indicated Resources	0.34	306,000	2.0
Nose Rock	NM	Union Carbide	Historic Resouce	0.143	2,797,000	9.0
Antelope	Great Divide Basin – WY	Newpark Resources	Historic Resource*	0.07	10,714,000	15.0
DW Block	Great Divide Basin – WY	Conoco - Texas Gulf	Historic Resource*	0.07	8,571,000	12.0
AC Block	Great Divide Basin – WY	OPI Western	Historic Resource*	0.04	11,250,000	9.0
Twin Buttes	Great Divide Basin – WY	Kerr McGee	Historic Resource*	0.12	2,083,000	5.0
RM Block	Great Divide Basin – WY	Rocky Mountain Energy	Historic Resource*	0.04	5,000,000	4.0
BL Block	Great Divide Basin – WY	Kirkwood Oil	Historic Resource*			0.7
CD Block	Great Divide Basin – WY	Cameco	Historic Resource*			1.5
Cyclone	Great Divide Basin - WY	Cameco	Historic Resource*	0.13	807,000	2.1
EC Block	Great Divide Basin – WY	Teton	Historic Resource*	0.07	2,857,000	4.0
JK Block	Great Divide Basin – WY	Kerr McGee	Historic Resource*	0.07	2,500,000	3.5
KM and KME	Great Divide Basin – WY	Kerr McGee	Historic Resource*			3.0
OZ Block	Great Divide Basin – WY	Union Energy Metals	Historic Resource*	0.07	1,428,000	2.0
Western Sheep	Great Divide Basin – WY		Historic Resource*			3.0
Swinney Switch	Texas	High Plains Uranium	Historic Resource*			1.2
Barge	Powder River Basin – WY	Bear Creek Uranium	Historic Resource*			8.0
Nine Mile	Natrona County – WY	Rocky Mountain Energy	Historic Resource*	0.05	8,181,000	9.0
Allemand- Ross**	Powder River Basin-WY	High Plains Uranium	Historic Resource*	0.16	361,300	1.2
Allemand- Ross**	Powder River Basin-WY	High Plains Uranium	Historic Resource	0.32	214,000	1.3
Allemand- Ross**	Powder River Basin-WY	High Plains Uranium	Historic Resource	0.19	1,400,000	5.3
Coyote Basin	Colorado	Western Mining	Historic Resource	0.2	8,850,000	35.4
Maybell	Colorado	Union Carbide	Historic Resource	0.02	10,000,000	40.0
Wate	AZ	Rocky Mountain Energy	Historic Resource	0.07	1,428,000	2.0
Frank M	Shootaring Canyon – UT	Plateau Resources	Historic Resource*	0.12	1,458,000	3.5
San Rafael	Green River – UT	Conoco - Union Carbide	Historic Resource*	0.16	625,000	2.0
Velvet	Lisbon Valley – UT	Union Carbide	Historic Resource*			0.8
Velvet	Lisbon Valley – UT	Uranerz	Historic Resource*			2.5

MANAGEMENT DISCUSSION AND ANALYSIS	2

ENERGY METALS CORPORATION

* Tonnages for the Historic Resources are calculated

It should be noted that, except where indicated, the historic resources reported are based on third party reports, and such estimates, although relevant, should not be relied upon or considered a defined resource according to NI 43-101 standards. Copies of the Company’s technical reports can be found on the Company’s website (www.energymetalscorp.com) and SEDAR site (www.sedar.com).

EMC LAND HOLDINGS – ACRES AS OF MARCH 31, 2007
STATE	CLAIMS ACRES	LEASES ACRES	FEE ACRES	TOTAL ACRES
Arizona	10,460	1,900	0	12,360
Colorado	28,920	5,355	0	34,275
New Mexico	0	24,793	0	24,793
Nevada	2,440	0	0	2,440
Oregon	1,040	0	0	1,040
South Dakota	0	2,300	0	2,300
Texas	0	15,737	0	15,737
Utah	8,000	11,040	0	19,040
Wyoming	118,700	121,190	0	239,890
Ontario	3,159	0	0	3,159
Total	172,719	182,315	0	355,034

Energy Metals is continuing with its 4-prong strategy to 1) fast track uranium production in Texas and Wyoming, 2) continue to grow its US uranium resource base, 3) develop its technical and management expertise and 4) maximize the value of non-core assets.

In summary, since January 1, 2007 the Company:

1)	Reached the first definitive sales agreement for U3 O8 with a major US power utility

2)	Submitted Radioactive Materials Licenses for Hobson Processing Plant and La Palangana mine in Texas;

3)	Staked the previously explored Barge uranium project in Powder River Basin, Wyoming;

4)	Acquired a major Wyoming uranium database from Cameco Corporation;

5)	Received National Instrument 43-101 Technical Report at its Velvet uranium project in Utah;

6)

Continued definition and delineation drilling to facilitate ISR wellfield design on the existing 43-101 compliant resource at La Palangana in south Texas and expansion drilling within the 6900-acre property;

7)	Continued refurbishing and remodeling activities at the Hobson ISR Uranium Processing Facility in south Texas;

8)	Completed various baseline studies to support a La Palangana mine permit application;

9)	Continued confirmation drilling at the Nine Mile, Moore Ranch and Peterson projects in Wyoming, and

10)	Appointed a number of key individuals to the Company’s management and technical team.

Uranium Market Update

The uranium price accelerated its ascent in the last quarter jumping to US$113/lb as of this writing. This is an increase of 57% over US$72/lb reported in the previous quarter’s MD&A. The strong fundamentals continued to drive the price up.

MANAGEMENT DISCUSSION AND ANALYSIS	3

ENERGY METALS CORPORATION

On the supply side, in addition to Cameco’s Cigar Lake incident, almost all major uranium producers experienced a shortfall in their production in 2006. The total production was down 5% to 102.7 million pounds. The force majeure declared by Energy Resource of Australia (ERA) on its Ranger mine in Australia in early April, 2007 put a further squeeze on the near-term supply of uranium. ERA cut its production forecast for 2008 by up to 35%. These two incidents have also demonstrated that world utilities are heavily dependent on a few major mines to deliver lion’s share of new mine production.

The demand in 2007 is expected to reach 180 million pounds. The demand is forecast to steadily grow depending on the number of new reactors being commissioned. The last quarter also witnessed a growing demand for the new nuclear plants worldwide, as China, US, Russia and India have repeated and increased the number of new nuclear reactors to be built in the next 10 years. World Nuclear Association estimates that 48 new nuclear plants will be in operation by 2013, mostly in China, India and Russia. This equals over a 10% increase in the nuclear reactor fleet in just over 5 years. Just initial core load requirements without refueling for an average 1,000 MWe nuclear reactor will boost the demand in the next 5 years by at least 48 million pounds. Actual demand requirements will be determined by the actual number of new reactors. Even in the most conservative case, the demand for uranium will undoubtedly go higher as 22 nuclear plants are currently under construction worldwide.

Although a large number of junior uranium companies entered the market due to the rapidly rising uranium price, the Company management does not believe that this will inevitably lead to larger production in the next five years as most of the junior uranium exploration companies are at a very early development stage. These companies will require considerable financial and technical resources as well as time to bring their projects into production.

One of the significant hurdles for conventional (open pit and underground) uranium projects will be the permitting process. We believe that ISR properties that do not require major excavation, earth moving, crushing and other similar operations can have a shorter permitting and construction timeline. Energy Metals is focusing on bringing its ISR amenable projects into production in the near term.

The management expects that the supply/demand gap in the uranium industry will persist for several years until the market witnesses significant new supply from mines. However, with the growing demand on the part of utilities gearing up for more new nuclear plants, the tight supply conditions will exist even beyond that point.

1.           First Uranium Sales Agreement

In the third quarter EMC has entered into its first definitive agreement for the supply of uranium concentrate with a leading US nuclear utility. The contract covers the sale of 1,400,000 pounds of U3O8 for delivery over a six-year period beginning in 2010. The terms include market related pricing along with floor price protection.

This was a milestone event for EMC on its way to becoming a uranium producer in 2008. The management believes that this agreement is a strong evidence of growing confidence of the industry in EMC’s production plans and capabilities. The terms of the agreement will also allow Energy Metals to benefit from upward uranium price movement.

2.           Acquisition of new uranium interests and major uranium database

Barge Property Acquisition

EMC continued with its aggressive resource expansion program via organic growth in the third quarter. Energy Metals acquired previously explored Barge project in the Powder River Basin, Wyoming through staking. The Barge property is currently comprised of 234 claims covering 4600 acres on public lands administered by the Bureau of Land Management and 640 acres of State of Wyoming lese. The Barge Project encompasses the former Rocky Mountain Energy-Mono Power Bear Creek Project (Bear Creek Uranium) which mined 5.8 million pounds of uranium from open pit operations between 1975 and 1985. Historic open pit uranium resources remaining at the time of the Bear Creek shutdown in 1985 amounted to 3.5 million pounds with additional deeper uranium mineralization estimated at 5.5 million pounds according to Bear Creek Uranium reports. These are historic uranium resources.

The Barge Project has seen more than four thousand drill holes delineating thousands of feet of mineralized trend. Over 740 acres of the property were the subject of a mineral survey submitted in 1976-77 by Rocky Mountain

MANAGEMENT DISCUSSION AND ANALYSIS	4

ENERGY METALS CORPORATION

Energy in preparation for a mineral patent. The lands were never patented as a result of the decline in the uranium industry due to low prices which forced the early closure of the mine. EMC has commissioned an updated resource estimate consistent with NI 43-101 standards. It is believed that much of the mineralization on the property will be amenable to ISR extraction, which has been the focus of EMC’s production plans.

The management believes that Barge property is a valuable addition to EMC’s resource base in the Powder River Basin, Wyoming. The successful conversion of the historic resources at the Barge will contribute an additional 8 million pounds to EMC’s existing uranium resources in the Powder River basin (please, refer to the table called Significant Uranium Resources above) making the basin a long-term, viable production center starting in late 2009.

Uranium Database Acquisition from Cameco

Energy Metals has acquired a major uranium database from Power Resources Inc., a subsidiary of Cameco Corporation. The database includes drill logs from 6,800 holes drilled on the Moore Ranch and Barge (described above) properties both currently controlled by EMC. About 2/3 of the data covers the Barge property with the rest covering Moore Ranch. This data acquisition will accelerate the development of the Moore Ranch Project where the company has previously announced 43-101 compliant resources of 5.8 million pounds of uranium (EMC news release July 20, 2006) and enable the company to evaluate fully the newly acquired Barge Project and commission a 43-101 resource estimate of the uranium resource. The Company management consider this to be a crucial acquisition for the evaluation and development of Moore Ranch and Barge properties for planned production as these data will save EMC several million dollars, valuable technical staff allocations as well as several years of lead time in the development of these ISR projects as it eliminates the need to recreate this extensive database.

3.           Moving Towards Production

TEXAS:

Radioactive Material License Applications for Hobson Uranium Processing Plant and Palangana deposit

Energy Metals achieved two significant milestones in its production development plans for the Hobson/Palangana ISR project. South Texas Mining Venture, LLP (STMV), a partnership between Energy Metals (99%) and Everest Exploration, Inc. (EEI) (1%), has submitted the Radioactive Material License applications for both Hobson Processing Plant and Palangana uranium deposit. STMV owns the Hobson Uranium Processing Facility and La Palangana uranium deposit both of which EMC is currently developing for commercial uranium production starting in 2008.

An application for renewal of the Hobson Facility Radioactive Material Handling License was submitted to the Texas Department of State Health Services (TDSHS). This renewal application allows the Hobson Facility to continue operations as a uranium processing facility and provides the regulatory authorities with necessary information concerning the Company's plans to increase the facility's processing capacity from 500,000 to over 1,000,000 pounds of U3O8 per year. Subsequently, the TDSHS has notified STMV that an initial review of the application has determined that it is administratively complete. Hence this license is considered to be “In Timely Renewal”, a status that authorizes the Hobson facility to receive, process, and produce natural uranium concentrates (yellowcake).

On February 28, 2007, STMV submitted a separate application to the TDSHS for a new Radioactive Material Handling License at La Palangana Uranium In-Situ Recovery Project in Duval County, Texas. EMC paid over US$500,000 for these two RML applications.

La Palangana

EMC continued with its drilling program in the third quarter. The drilling program began on the La Palangana in-situ recovery (ISR) project near Benavides, Texas, on July 11, 2006 and has been continuing with five rigs. The sixth drill is scheduled to begin drilling in the fourth quarter increasing the rig count to six.

EMC's current development objectives at La Palangana are: (1) Development of the Production Area I deposit for 2008 production; (2) Delineation drilling of inferred resources on top of the La Palangana dome; and (3) Exploration drilling of unexplored portions of the 6,900-acre La Palangana property.

MANAGEMENT DISCUSSION AND ANALYSIS	5

ENERGY METALS CORPORATION

In the third quarter, the Company completed drilling additional 130 holes (15,810 ft) bringing the total number of holes drilled for the project to 474. Drilling activities for January and February were focused on delineation drilling, monitor well installation, and coring in Production Area I, and delineation drilling of the inferred resources on top of the La Palangana Dome.

Production Area I Development

Development of the Production Area I deposit was started with delineation drilling in 2006 by initially offsetting two isolated mineralized areas in the southeast part of the property that had been partially explored by Union Carbide Corp. in the 1970's. These mineralized areas were identified in stratigraphically deeper sands than the mineralized sands on top of the La Palangana Dome. Since the initial offsets, the trend has been expanded to more than 5,000 feet in length and extension of the trend continues with current delineation.

In the months of January and February, 60 delineation holes and 35 monitor well location holes were drilled. Below are the results of the drilling of 60 delineation holes.

22 ore (GT=>0.50), 6 strongly mineralized (GT=>0.30), the rest were weakly mineralized or barren (GT<0.30) .

The average GT of 59 mineral intercepts recorded in the 60 holes, that met grade and thickness cutoff criteria, was 0.885 GT. Average thickness was 7.9 feet. The highest GT measured was 3.216 and was associated with an intercept of 12.0 feet of 0.268% eU3O8 (commonly written as 12.0'/0.268% eU3O8).

Monitoring of water quality is required within the production zone aquifer and within all aquifers that are stratigraphically above the production zone aquifer, during operation of the Production Area. Installation of the Production Area I monitor wells started on schedule in February. Monitor well locations have been drilled, and geophysical log data have been evaluated.

Upon completion of monitor well installation, a pumping test and baseline water quality sampling will be conducted in Production Area I. This pumping test and baseline sampling are required by TCEQ (Texas Commission on Environmental Quality) as a part of the Application For A Production Area Authorization For In Situ Uranium Mining. A pump test conducted in December in Production Area I yielded favorable results indicating excellent ore horizon hydrology with a hydraulic conductivity in the range of 2.5 feet/day. This pumping test was conducted by EMC in order to get actual hydrological parameters for future wellfield design planning purposes.

Coring is continuing, in Production Area I, to check disequilibrium conditions, provide lithologic and stratigraphic unit continuity data and material for sieve analysis. Most of the uranium at La Palangana is out of equilibrium in favor of chemical assays over downhole gamma measurements. Two core samples have been assayed to date yielding positive disequilibrium of 1.741 and 1.122. These positive disequilibrium factors coupled with previous studies demonstrate that the Production Area I contains more uranium than previously indicated by radiometric logging. Further studies are ongoing to determine the actual ratio for the entire deposit.

The resources being developed in Production Area I are in addition to the NI 43-101 compliant 5.7 -million-pound inferred resource previously announced by Standard Uranium (Standard Uranium News Release, January 26, 2006).

Delineation Drilling of 43-101 Compliant Inferred Resources

The vast majority of the 5.7 million-lbs inferred resources are located in the central part of the La Palangana project area in shallow sands that are deposited on top of the La Palangana Dome. Delineation drilling of these resources continues in order to upgrade the inferred resources to indicated and measured resources.

In the months of January and February, 31 delineation holes were drilled in the inferred resources.

4 ore (GT=>0.50), 2 strongly mineralized (GT=>0.30) and the remainder of the holes weakly mineralized or barren (GT<0.30) .

MANAGEMENT DISCUSSION AND ANALYSIS	6

ENERGY METALS CORPORATION

The average GT of 18 mineral intercepts recorded in the 31 holes, that met grade and thickness cutoff criteria, was 0.933 GT. Average thickness was 5.7 feet. The highest GT measured was 4.816 and was associated with an intercept of 28.5 feet of 0.169% eU3O8 (28.5'/0.169% eU3O8).

Exploration Drilling

The exploration drilling program is on a 1,600-foot drilling grid across the west, northwest and southeast flanks of the La Palangana Dome. The target sand in these areas is stratigraphically deeper than the mineralized sands on top of the dome, but stratigraphically equivalent to the mineralized sand currently being developed in Production Area I. Exploration drilling in the southeast has confirmed the general trend and continuity of the deeper mineralization being developed in Production Area I. In the northwest part of the property, a reduction/oxidation boundary has been isolated and will be followed up with closer-spaced drilling. No drilling was conducted on the 1,600-foot grid during January and February. This program will resume upon completion of installation of the Production Area 1 monitor wells.

Definition of GT: GT is an abbreviation for eU3O8 grade multiplied by gamma anomaly thickness as determined from downhole radiometric probing. It is a commonly used measure of mineralization in the uranium industry. Coupled with a minimum grade cutoff, commonly 0.02%  eU3O8, and minimum GT for various categories ofmineralization, it clearly defines a company’s position as to what constitutes ore-bearing material for a particular property. It also can be applied to chemical assay data.

Hobson ISR Uranium Processing Facility

EMC’s Hobson facility refurbishment and upgrade project is progressing on schedule. The repair and enlargement of the process area concrete pads has begun. Disposal of old process equipment and obsolete piping is ongoing. These materials require special handling and disposal at a facility licensed to accept byproduct material. Orders for equipment with long delivery times have been placed. CCC Group Inc. of San Antonio, Texas has been awarded the contract for construction of new and renovated facilities.

Decommissioning of obsolete equipment including electrical, instrumentation, piping, pumps and select tanks continued during the quarter. Much of this equipment contains trace radioactive contamination, most of which has been removed using soap and water. Equipment that can not be decontaminated to State and Federal standards for unrestricted use must be disposed at licensed sites. Shipment and final disposal of such materials from the Hobson site began in late April and should be completed by mid-May.

Inspection and work over of the existing waste water disposal well was completed early in the period and the well subsequently returned to full service. At present the principal use for the well is disposal of washed-down solutions used for cleaning obsolete process materials and equipment prior to their release and disposal. Successful reactivation of this well avoids the need for drilling and completion of a replacement well. As a result, cash savings in excess of one million (US$1 MM) dollars was realized.

Renovation of the existing office building is complete. New HVAC and satellite telecommunications systems are now in service. Construction of additional office space, warehouse and maintenance shops is now underway.

Detailed specifications for all major equipment are now complete. Long lead equipment including the yellowcake dryer and product clarifier have been ordered. The general contractor responsible for installation of new process facilities and equipment has completed its site mobilization. Repair of existing and construction of new foundations began in April.

In preparation for expanded development and construction activities, several key professional positions were filled during the period. Among the new employees are the site Radiation Safety Technician, Occupational Safety and Health Officer, Office Manager, Senior Engineer, and Process Engineer.

At this time, the recommissioning of the Hobson Processing Facility remains on schedule for an early 2008 startup. The schedule for initial production of yellowcake is directly tied to the licensing and development of the La Palangana uranium deposit.

MANAGEMENT DISCUSSION AND ANALYSIS	7

ENERGY METALS CORPORATION

WYOMING

EMC continued with its development programs in Wyoming where it has uranium properties in three basins: Powder River, Great Divide and Shirley.

Moore Ranch

The Moore Ranch project is located in the Powder River Basin and has a 43-101 measured resource of 5.88 million pounds eU3O8 grading 0.10%. EMC management is planning to bring its Powder River Basin properties into production starting in the last quarter of 2009. The Great Divide Basin properties are expected to start production in the last quarter of 2010.

The Moore Ranch Uranium Project was extensively explored from the 1970's through the mid-1980's with the principal exploratory work and drilling completed by Conoco Minerals Corp. Conoco conducted extensive drilling on the lands currently held by EMC, including the delineation of three areas of mineralization as planned open pit mines with drilling on 50 foot centers (approximately 2,500 rotary drill holes) and the completion of approximately 130 core holes. The NI 43-101 measured resource of 5.88 million pounds eU3O8 from material grading 0.10%, is based on a 0.25 GT cutoff and radiometric equivalent uranium grade as measured by the geophysical logs and verified by core drilling and chemical analyses (Source: EMC NI 43-101 Technical Report, 2006).

Drilling

The first phase of drilling for the Moore Ranch Project in sections 34 and 35 of T42N R75W was completed on December 18, 2006. Two mud rotary drills were utilized to complete 177 drill holes (155 delineation holes, 2 core holes, and 20 cased wells). The delineation drilling was designed to confirm results from historic drilled areas, delineate additional trend length to add to the resource base, delineate deeper roll front trends, and to complete condemnation drilling for the plant site. Drill contractors were moved off the property for a period of stabilization prior to the groundwater pump test which was initiated in January.

Thicknesses of ore-grade intervals averaged 13.7 feet and ore grades averaged 0.078% (eU3O8). The average GT of 96 ore intercepts (GT=>0.50), recorded in the 67 ore holes (some holes with multiple intercepts) was 1.075. There were 35 intercepts showing a GT greater than 1.0 and averaging 17.8’/0.089. The highest GT of 4.12 was associated with an intercept of 15.5 feet grading 0.266% eU3O8.

Two core holes were drilled with 60 feet (100%) recovered. Each cored interval was split for assay, and a half sealed, frozen, and retained for future leach testing. Early assay results indicate the uranium mineralization is in equilibrium. Complete assay analysis is ongoing. A second phase of drilling is planned for later this year.

These drill data, along with the recent acquisition of additional historic drill data from PRI, allow further detailed sub-surface geologic mapping of the individual roll fronts within the primary “70 Sand” system. This mapping will expedite the currently ongoing initial pattern and wellfield design.

Permitting Process

Baseline wells – 20 wells were drilled and installed for baseline groundwater sampling and regional groundwater pump testing. Quarterly baseline water sampling is required for one year prior to permit submittal. The final phase of the groundwater pump test has been completed with Petroteck. Early test results indicate that the hydrologic characteristics of the ore sand are better than originally determined by previous operators.

Soil, Vegetation, Wetland Surveys - Soil unit and vegetation community mapping is almost complete. Sampling plans are in development for soil sampling and vegetation species and cover sampling this spring. Concurrence from the Land Quality Division (LQD) will be obtained on the sampling plans prior to spring activities. Wetland delineation and field work will be completed this spring/summer.

Wildlife Surveys - Bald eagle roost surveys are complete. Winter general mammal surveys were completed. Sage grouse surveys began in the end of March and raptor surveys began in April of 2007.

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ENERGY METALS CORPORATION

Radiological Surveys- Surface gamma scanning has been completed for the entire project area. Passive and particulate air monitoring is in place and operational. Soils and vegetation radiological sampling will occur this spring and summer.

Climatology/MILDOS - Baseline climatology work is about 60% complete. MILDOS modeling will be complete Q2 2007. MILDOS modeling is used by the Uranium Recovery Branch staff of the U.S. Nuclear Regulatory Commission (NRC) to perform routine radiological impact and compliance evaluations for various uranium recovery operations. The code is also used by uranium recovery licensees to perform similar evaluations.

All baseline studies are on track to be completed by the end of August 2007. Work continues on other portions of the State and NRC License Applications and submittal of the final application is anticipated at the end of October 2007.

EMC management believes that our field team made substantial progress in the development and permitting process for Moore Ranch in the third quarter. The baseline studies are firmly on track and we believe that timely submittal of the final application later in 2007 will allow EMC to achieve its production goals in the Powder River Basin.

In addition to Moore Ranch, EMC continued ore delineation drilling program at Peterson property in the Powder River Basin with three drilling rigs. The drilling consisted of wider spaced (800’ centers) stratigraphic holes. EMC has conducted evaluation work on some other Powder River Basin properties including Nine Mile, Barge, Allemand-Ross and Ludeman (Leuenberger/North Platte).

Great Divide Basin

EMC is preparing to start drilling operations on its Antelope project currently awaiting archaeology survey. The environmental baseline studies are well underway. The Company has also contracted BRS Inc. to prepare 43-101 report on this property. The technical team has also reviewed Jab project drilling requirements.

4.           Velvet Property, Utah, 43-101 Technical Report

In the third quarter, EMC received National Instrument 43-101 Technical Report at its Velvet Uranium Project located in the Lisbon Valley, San Juan County, Utah. The report identified an indicated uranium resource estimate of 306,164 tons at an average grade of 0.34% eU3O8 (being 2,082,156 pounds of contained U3O8). The indicated mineral resource contained in the report was determined using 0.5 GT cut off grade.

The management is pleased that it compares favorably with the historic resource by Minerals Recovery Corporation in 1983 for this property of 241,000 tons at a grade of 0.44% U3O8 yielding 2,100,000 pounds of U3O8.

The Velvet Mine Technical Report became EMC’s ninth NI-43-101 resource estimate completed to date, EMC plans to continue adding more independently verified pounds to our large uranium resource base in the United States. This addition marks an important milestone in Energy Metals' commitment to deliver more resources for its future production pipeline.

Atlas Minerals and Minerals Recovery Corporation (MRC) conducted extensive drilling on the lands currently held by EMC in the 1970's. The current mineral resource estimate utilized historical data obtained from Dean Stucker, a mining engineer formerly employed by MRC. Exploration and development drilling included the delineation of 4 mineralized areas with drilling on a rough grid approximating 100-foot centers. The available data include radiometric data from some 173 drill holes completed on the property. The Velvet Mine Uranium Project is located within the Lisbon Valley Uranium Mining District of Utah. The Lisbon Valley has been a uranium mining district and production centre for over 40 years.

The Mineral Resource Report dated March 19, 2007 is authored by Douglas Beahm, P.E., P.G. and Harold J. Hutson, P.E., P.G., of BRS Inc. Mr. Beahm is a Professional Engineer licensed in Wyoming, Colorado, Utah and Oregon, and a Qualified Person as defined by National Instrument 43-101. Mr. Beahm has more than 30 years of experience in uranium exploration, mining and mine/mill reclamation and was employed by Homestake Mining Company, Union Carbide Mining and Metals Division, and AGIP Mining USA during the late 1970's and early

MANAGEMENT DISCUSSION AND ANALYSIS	9

ENERGY METALS CORPORATION

1980's. Mr. Hutson is a Professional Engineer and Geologist Licensed in Wyoming and has more than 12 years of professional experience.

5.           Personnel

Energy Metals continued expanding its technical team in the third quarter.

Management and Technical Staff Appointments

Ms. Donna Wichers has accepted the position of Senior Vice President of Energy Metals Corporation.

Peter Bosse has been appointed Vice President, Engineering for Energy Metals Corporation (US). Dayton Lewis has been promoted to the position of Manager, Wyoming Project Development.

Michael L. Griffin has been appointed Director, Environmental and Regulatory Affairs. Thad Wilkinson has become a Senior Geologist with the company in Texas. Ed Blankenship has joined the company as an Instrumentation and Control Engineer. Eric Waite and Jerrell Attaway have joined EMC as Staff Geologists. Roger Showecker has been appointed a Safety Officer. Pablo Avila has joined Energy Metals’ South Texas Mining Venture as a process engineer. Kevin Dziuk has assumed the position of Radiation Safety Technician (RST) at the Hobson Processing Facility.

Bibliographical Summary:

Donna Wichers
Ms. Wichers brings with her a wealth of experience in the management of In-Situ Recovery (ISR) uranium mining operations. Previously Ms. Wichers served as the General Manager of ISR Operations and Reclamation for AREVA's subsidiaries Pathfinder Mines Corporation and Cogema Mining, Inc. in Wyoming. Her extensive experience within the ISR mining industry including environmental protection, industrial and radiation safety, licensing, and management of operating ISR facilities is a valuable addition to EMC's strong management and technical team. Ms. Wicher's principal business location will be the Casper Production Office of Energy Metals Corporation (US).

Reporting to the COO, Ms. Wichers' responsibilities will include oversight for development and operation of EMC's uranium production properties and facilities. She will coordinate EMC's Regulatory and Environmental Affairs Program with the managers at EMC's district offices in Casper, Wyoming and Corpus Christi, Texas. Her responsibilities will also include management of community and civic affairs in Wyoming and elsewhere.

The management is confident that Donna’s presence will further strengthen EMC's corporate commitment to a strong environmental compliance program. EMC now has three (3) senior managers, each of whom has served as Radiation Safety Officers (RSO) for operational ISR projects (Wichers, McGonagle, and Stover) as well as the services of James Clark who is the RSO for STMV's Hobson Project in Texas.

EMC believe that the addition of Ms. Wichers to EMC team is another testament to Energy Metals strong focus on building the premier ISR production team in the United States.

Ms. Wichers holds a M.Sc. degree in Water Resources from the University of Wyoming and brings 29 years of direct experience in In Situ Recovery (ISR) of uranium. She began her career in uranium ISR mining as an Environmental Engineer for Wyoming Mineral Corporation (subsidiary of Westinghouse Electric) at Wyoming's first commercial scale ISR mine, the Irigaray project. There she was responsible for acquisition of all licenses and permits for mining and exploration operations. In 1980, she was a major contributor to the writing and promulgation of the Wyoming ISR statute. In 1982 she joined Sierra Blanca Geo-Services and was a key team member of the Willow Creek R&D effort, a pilot scale uranium ISR project that led to AREVA's Christensen Ranch ISR mine. In 1987, Ms. Wichers joined Malapai Resources Company (subsidiary of Arizona Public Service) as their Manager, Environmental and Regulatory Services. She obtained all federal and state licenses/permits for the Christensen Ranch ISR project in a record nine-month period from submittal through approval. In addition, she managed all environmental, radiation and industrial health programs and served as the RSO. In 1990, she joined Rio Algom Mining Corp. as Supervisor, Radiation Safety and Environmental Affairs and obtained the state mining permit and first draft of the NRC source material license for construction and operation of the Smith Ranch ISR project. In

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1991, Ms. Wichers accepted the position of Manager, Environmental and Regulatory Services with Pathfinder Mines Corporation (subsidiary of AREVA) and later transferred to COGEMA Mining, Inc. to be Manager, Environmental and Regulatory Services where she was responsible for regulatory affairs, environmental and radiation safety programs for Pathfinder's and Cogema's ISR sites (Irigaray, Christensen Ranch, North Butte, Ruth and Brown Ranch in Wyoming, and the Holiday/El Mesquite, West Cole and O'Hern sites in Texas). In 1999, Ms. Wichers was promoted to the position of General Manager of ISR Operations and Reclamation for both AREVA U.S. subsidiaries, Cogema Mining and Pathfinder Mines, overseeing 170 employees. Operational successes include the completion of ISR mining and eventual groundwater restoration at the Christensen Ranch in Wyoming, the groundwater restoration and decommissioning of the Texas ISR facilities, plus the mine and mill tailings reclamation at Pathfinder's Lucky Mc and Shirley Basin surface mines/mill tailings facilities. She was responsible for the restoration and release of all nine wellfields at the Irigaray ISR facility, the first unconditional groundwater restoration release granted for commercial scale wellfields in Wyoming by both the state DEQ and U.S. NRC.

Ms. Wichers is a member of the Wyoming Mining Association's Board of Directors, having served as Secretary, Vice President and President for two terms. She served two four-year terms on the Wyoming Department of Environmental Quality, Water Quality and Solid Waste Advisory Board, as an appointee of both Governor Mike Sullivan and Governor Jim Geringer.

Peter Bosse
Mr. Bosse has over 40 years of experience in the mining sector. He started his career at Anglo American. Mr. Bosse worked as a Manager of Engineering and Operations of uranium in-situ leaching facilities at Wyoming Mineral Corporation, a fully owned subsidiary of Westinghouse Electric. In 1979-82, as a Manager of metallurgical operations and technical services at Rocky Mountain Energy, he improved production at Bear Creek’s uranium treatment plant, engineered and constructed uranium in-situ treatment facilities in Wyoming and Southern Texas. Between 1982 and 1992, Mr. Bosse served as President and CEO of Coastech Research and Operations Manager of WestGold, both fully owned by Anglo-American. Later Mr. Bosse served as President and CEO of Swiss-based Comco Martech Europe AG, a full-service environmental clean-up company with operations in Hungary, Czech Republic, Slovakia, Poland and Germany. Most recently, Mr. Bosse operated his own mining consulting firm.

Dayton Lewis
Mr. Lewis now assumes responsibility for the geology-related activities associated with the evaluation and development of EMC (US)’s extensive uranium holdings in the Powder River Basin, Great Divide Basin, Shirley Basin, and elsewhere within the State of Wyoming. He reports to Ms. Donna Wichers, Senior Vice President, EMC(US).

Michael L. Griffin
Mr. Griffin has over 30 years of experience in the nuclear industry ranging from uranium mining, uranium mill reclamation, nuclear power plant waste management, federal and commercial environmental reclamation projects, and naval nuclear propulsion. Mr. Griffin served aboard a ship in the United States Navy nuclear submarine fleet. He assumes overall responsibility for EMC (US)’s regulatory compliance and licensing programs and reports to Ms. Donna Wichers, Senior Vice President, EMC (US).

Thad Wilkinson
Thad has a Bachelor of Science in Geology from the University of Texas. He has over twenty years of geologic experience working in the oil and gas, environmental, and uranium industries. Most recently, Thad worked as a Senior Geologist for Mestena Uranium, L.L.C. conducting production geology. Thad will be part of STMV’s exploration and project acquisition team.

Ed Blankenship
Ed has a Bachelors degree in Computer Information Systems and a Masters degree in Business from Texas A&M University-Corpus Christi. He has held the position of Industrial Controls Manager at Ultramar Refinery and was most recently Manager of Sikorsky Support Services which rebuilds helicopters to support the Army’s mission in Iraq. Ed now serves as the liaison with Lyntek Engineering during the refurbishment of the Hobson Facility.

Eric Waite
Eric holds a B.Sc. in Geology from Texas A&M University-Corpus Christi. He worked previously for Everest Resource Company and joined the Company in March. He has assumed responsibility for the field geologic program at La Palangana Project.

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Jerrell Attaway
Jerrell Attaway joined STMV as a Staff Geologist. Jerrell holds a B.Sc. in Geology from Texas A&M University-Corpus Christi. He will be part of STMV’s exploration and project acquisition team.

Roger Showecker
Based at the Hobson Processing Facility, he is responsible for implementation of STMV’s occupational safety and health programs. Previously Mr. Showecker has served as an Environmental/Safety Specialist for Kellogg Brown and Root Services in Republic of Georgia and Djibouti, Africa. Prior to that he served 20 years with the United States Navy as a Hospital Corpsman.

Pablo Avila
Mr. Avila received his B.Sc. in Chemical Engineering from the University of Texas at Austin in 2003. He has worked previously for such companies as Halliburton Energy Services and Dow Chemical Company. He will be responsible for process development at both the Hobson and La Palangana Facilities and is currently engaged in the engineering design and construction of the two facilities.

Kevin Dziuk
Mr.Dziuk holds a B.Sc. in Geography-Resource and Environmental Studies from Texas State University. A native of the Hobson area, Mr. Dziuk served as an Environmental Investigator III with the Environmental Department of the City of Houston prior to joining STMV.

1.3           Results of Operations for the three months ended March 31, 2007

During the three months ended March 31, 2007 (“Third Quarter”), the Company incurred a loss of $4,429,720 or $0.06 per share as compared to $1,267,365 or $0.04per share in the previous year. The increase in loss is mainly attributed to increase in stock based compensation of $2,435,994 (2006 – 296,739), consulting fees of $1,416,331 (2006 - $267,054), and salaries & benefits of $1,339,640 (2005 - $114,362) as the Company increase its workforce to proceed with its plan to production. The decrease in loss is offset by a gain on sale of marketable securities of $1,090,251 (2006 – NIL) and future income tax recovery of $1,157,197 (2006 – NIL).

Interest income for Third Quarter amounted to $884,838 (2006 - $251,696) from funds invested into money market portfolios.

Cash increased by $23,,891,860 (2006 – $17,127,218) in the Third Quarter. Operating activities in the Third Quarter used cash of $5,948,051 (2006 - $638,741). In the Third Quarter, cash inflows from investing activities amounted to $8,229,919 (2006 – outflow of $5,619,767). The inflow is mainly due to proceeds on sale of marketable securities of $4,396,387 (2006 – NIL) and cash acquired from acquisition of subsidiaries of $12,661,560 (2006 - $1,565,120). Financing activities such as stock options/warrants exercises, raised $21,689,751 (2006 - $2,099,626).

1.4           Selected annual information

Fiscal Year ended June 30	2006	2005	2004
Net Sales	Nil	Nil	Nil
Net Loss	$ 5,531,969	$ 1,965,311	$ 211,232
Basic and diluted net loss per share	$ 0.16	$ 0.13	$ 0.03
Total Assets	$120,624,590	$ 23,801,036	$ 413,912
Total Long-term liabilities	$ 6,934,266	Nil	Nil
Cash dividends per common share	N/A	N/A	N/A

The Company’s recorded net loss for each of the three years has fluctuated, with an increase in the most recently completed fiscal year. This change is directly correlated with the significant increase in business activities undertaken by the Company during the most recently completed fiscal year.

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ENERGY METALS CORPORATION

1.5           Summary of Quarterly Results

		2007			2006			2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	$4,429,523	$ 966,969	$ 2,416,974	$ 2,745,532	$ 1,267,365	$ 1,209,662	$ 309,410	$ 719,754
Basic and diluted
Net Loss per share	$ 0.06	$ 0.01	$ 0.04	$ 0.07	$ 0.04	$ 0.04	$ 0.01	$ 0.03

1.6           Liquidity and Capital Resources

At March 31, 2007, the Company had working capital of $97,880,774 and cash and cash equivalent of $65,378,260 as compared to working capital of $79,654,710 and cash and cash equivalent of $25,947,294 at June 30, 2006. Further, at March 31, 2007, the Company held short-term investments with a book value of $31,634,424 and a market value of $36,653,590.

During the Third Quarter, the Company received cash of $21,689,751 (2006 - $2,099,626) for stock options and warrants exercised. At March 31, 2007, the Company has an aggregate 5,027,319 share purchase warrants exercisable, over the next thirteen months, between $4.00 and $6.50 per share which, if fully exercised, could realize $29,459,005. Further, a total of 7,840,370 stock options exercisable between $1.27 and $13.83 have the potential to generate a total of $67,484,799 in cash over the next five years.

The Company’s continued development is contingent upon its ability to raise sufficient financing both in the short and long term. There are no guarantees that additional sources of funding will be available to the Company; however, management is committed to pursuing all possible sources of financing, has very loyal and supportive shareholders and strongly believes its existing properties and the acquired uranium interests provide the Company with projects of merit that will serve to attract investors and enhance shareholder value.

1.7           Outstanding share data:

At the date of this report the Company has 82,990,615 issued and outstanding common shares.

1.8           Off-Balance Sheet Arrangements

At March 31, 2007, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9           Transactions with Related Parties

In the Third Quarter, the Company paid management fees in the amount of $58,500 (2006 - $52,500) to companies controlled by directors.

1.10           Proposed Transactions

There are currently no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.. Upon commencement of negotiations of material transactions, the Company will be making announcements on a timely manner.

1.11           Changes in Accounting Policies including Initial Adoption

There have been no changes in the Company’s existing accounting policies.

1.12           Financial Instruments and Other Risks

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, long-term investments, non-refundable deposit, reclamation bond and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising

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from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

In conducting business, the principal risks and uncertainties faced by the Company centre on exploration and development, metal and mineral prices and market sentiment.

The prices of metals and minerals fluctuate wildly and are affected by many factors outside of the Company’s control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.13           Disclosure controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), are effective to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation it has become apparent that management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take whatever steps necessary to minimize the consequences thereof.

1.14           Internal controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. As is indicative of small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated by senior management monitoring which exists. The Company is taking steps to augment and improve the design procedure and controls impacting these areas of weakness over internal control over financial reporting. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

1.15           Subsequent Events:

Subsequent to March 31, 2007, the Company:

a)

the Company’s wholly owned subsidiary, Golden Predator Mines Inc. (“GPM”) entered into an agreement to a proposed initial public offering (“IPO”) of 11,00,000 units, at $1.00 per unit, for gross proceeds of $11,000,000. If the IPO is completed, the Company’s interest in GPM will decrease from 100% to 31%.

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ENERGY METALS CORPORATION

b)	the Company issued 204,131 common shares for cash of $843,740 upon the exercise of outstanding stock options.

c)	the Company issued 1,602,270 common shares for cash of $7,328,485 upon the exercise of outstanding share purchase warrants.

d)	The Company granted stock options for 85,000 common shares exercisable at prices at $13.82 and $13.70 per share expiring on April 1, 2012 and May 1, 2012, respectively.

Information Regarding Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, Government regulation of mining operations ,environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Energy Metals to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions or economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or incompletion of development or construction activities, risks relating to the integration of acquisitions, to international operations, and to the price of uranium. Energy Metals has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Energy Metals expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factors

Prior to making an investment decision investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company, but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Group's business, actually occur, the Group's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Nuclear Energy Competes With Other Viable Energy Sources

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services, which in turn may result in lower market prices for U3O8, which would materially and adversely affect the Company’s business, financial condition and results of operations.

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ENERGY METALS CORPORATION

Public Acceptance of Nuclear Energy Cannot Be Assured

Growth in the demand for uranium and in the nuclear power industry will depend upon continued and increased acceptance of nuclear technology by the public as a safe and viable means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident or incident at a nuclear reactor anywhere in the world, or an accident or incident relating to the transportation or storage of new or spent nuclear fuel, could negatively impact the public’s acceptance of nuclear power and the future prospects for nuclear power generation, which may have a material and adverse effect the Company’s business, financial condition and results of operations.

Uranium Industry Competition is Significant

The international uranium industry is highly competitive. The Company will be competing against competitors that may be larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of uranium that are cheaper to extract and process. As such, no assurance can be given that the Company will be able to compete successfully with its industry competitors.

Sales of Uranium are Restricted by International Trade Regulations

The supply of uranium is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the U.S. and Europe, which are the largest markets for uranium in the world. If the Company is unable to supply uranium to important markets in the U.S. or Europe, its business, financial condition and results of operations may be materially and adversely affected.

Deregulation of the Electrical Utility Industry May Affect the Demand for Uranium

The Company’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the U.S. and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of some nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.

Energy Metals’ Financial Condition and Results of Operations may be Adversely Affected by Changes in the Market Price of  U3O8

The majority of the Company’s potential revenues are anticipated to be derived from the sale of uranium products. The Company’s financial condition, results of operations, earnings and operating cash flow will be closely related and sensitive to fluctuations in the long and short term market price of  U3O8. Historically, these prices havefluctuated widely. Between 1970 and 2005 the price of U3O8 has fluctuated between approximately US$10 perpound and approximately US$100 per pound. The price of U3O8 has been and will continue to be affected bynumerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production.

If the price of U3O8  declines for a substantial period below the cost of production at the Company’s mines, it may not be economically feasible to continue production at such sites. This would materially and adversely affect production, profitability and the Company’s financial position. A decline in the market price of U3O8 may also require a write-down of the Company’s mineral reserves and resources which would have a material and adverse affect on its financial condition, results of operations and profitability. Should any significant write-down in reserves and resources be required, material write downs of the Company’s investment in the affected mining properties and increased amortization, reclamation and closure charges may be required.

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ENERGY METALS CORPORATION

Energy Metals Will Require Significant Amounts of Additional Capital in the Future

The Company has limited financial resources. The Company will continue to make substantial capital expenditures related to exploration, development and production. In particular the Company will have further capital requirements as it proceeds to expand its present exploration activities at its uranium projects, or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it.

In addition, the Company may incur major unanticipated liabilities or expenses. There can be no assurance that the Company will be able to obtain necessary financing in a timely manner on commercially acceptable terms, if at all.

Volatile demand for uranium and the volatile price for U308 may make it difficult or impossible for the Company to obtain debt financing or equity financing on commercially acceptable terms or at all. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its uranium projects with the possible loss of the rights to such properties. If exploration or the development of any mine is delayed, such delay would have a material and adverse effect on the Company business, financial condition and results of operation.

Energy Metals’ Operations are Subject to Operational Risks and Hazards Inherent in the Mining Industry

The Company’s business is subject to a number of inherent risks and hazards, including environmental pollution, accidents or spills; industrial and transportation accidents, which may involve radioactive or hazardous materials; labour disputes; power disruptions, catastrophic accidents; failure of plant and equipment to function correctly, the inability to obtain suitable or adequate equipment, fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings, pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods. The Company may also contract for the transport of its uranium and uranium products to refining, conversion and enrichment facilities in North America, which will expose the Company to risks inherent in transportation including loss or damage of transportation equipment and spills of cargo.

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s uranium properties, personal injury or death, environmental damage, delays in the Company’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Mineral Reserve and Resource Estimates are Only Estimates and May Not Reflect the Actual Deposits or the Economic Viability of Uranium Extraction

Reserve and resource figures included for uranium are estimates only and no assurances can be given that the estimated levels of uranium will actually be produced or that the Company will receive the uranium price assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While the Company believes that the reserve and resource estimates included are well established and reflect management's best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

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ENERGY METALS CORPORATION

Exploration, Development and Operating Risk

The exploration for and development of uranium properties involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical, drilling and other related costs which appear to be rising; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Currency

Exchange rate fluctuations may affect the costs that the Company incurs in its exploration activities. Uranium is generally sold in US dollars. Since the Company principally raises funds in Canadian dollars, but since the Company’s costs are incurred in US dollars, the appreciation of the US dollar against the Canadian dollar can increase the cost of uranium and other mineral exploration and production in Canadian dollar terms.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Government Regulation

The Company’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company believes its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

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ENERGY METALS CORPORATION

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations or applicable laws or regulations.

Amendments to current laws and regulation governing operations or more stringent implementation thereof could have a substantial impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Public Involvement in the Permitting Process

The process of obtaining radioactive materials licenses (“RML”) from the US Nuclear Regulatory Commission and those required in the States that the Company is operating in allow for public participation. If a third party chooses to object to the issuance of any RML or permit required by the Company, significant delays may occur before the Company is able to secure an RML or permit. Generally, the public objections can be overcome with the passage of time and through the procedures set forth in the applicable permitting legislation. However, the regulatory agencies must also allow and fully consider public comment according to such procedures and there can be no assurance that the Company will be successful in obtaining any RML or permit.

Political Risk

The Company’s future prospects may be affected by political decisions about the uranium market. There can be no assurance that the United States or other government or quasi-governmental authority will not enact legislation or other rules restricting uranium extraction and processing activities, or restricting to whom the Company can sell uranium. In addition the price of uranium may be affected by decisions of state governments to decommission nuclear weapons, thereby increasing the supply of uranium.

Energy Metals has no History of Mineral Production or Mining Operations

The Company has never had uranium producing properties. There is no assurance that commercial quantities of uranium will be discovered at the Properties or other future properties nor is there any assurance that the Company’s exploration program thereon will yield positive results. Even if commercial quantities of uranium are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where uranium resources can profitably be produced therefrom. Factors which may limit the ability of the Company to produce uranium resources from its properties include, but are not limited to, the spot price of uranium, availability of additional capital and financing and the nature of any mineral deposits.

The Company does not have a history of mining operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares can be resold without material restriction in Canada.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations. The Company’s rights in New Mexico are also affected by measures implemented by the Navajo

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ENERGY METALS CORPORATION

Nation. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Availability of Qualified Personnel

The mining industry generally is experiencing a significant shortage of qualified personnel particularly in the availability of professionals such as mining engineers, metallurgists and geologists. There is also a shortage of staff and skilled workers and, as a result, training to fill the positions may be necessary in order to achieve Energy Metals’ planned production activities. The uranium industry is further impacted based on the need for professionals and skilled workers because the downturn of the uranium market in the 1980’s resulted in a loss of skills and considerably fewer people entering the market in this area of mineral industry. The current demand for people has also resulted in a significant escalation of salaries and wages.

Need for Additional Mineral Reserves and Delineation of Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, the Company will be required to continually replace and expand its mineral reserves as its mines produce uranium. The Company’s ability to maintain or increase its annual production of uranium in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

The Company may be unable to acquire right to explore additional attractive mining properties on acceptable terms due to competition for mineral acquisition opportunities with larger, better established mining companies with greater financial and technical resources. There can be no assurance that the Company will be able to bring any of its properties into production or achieve mineral reserves on its properties.

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